UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 31 October 2019

A company developing innovative, high-impact drugs for cancer Presentation to AusBiotech Invest Dr James Garner Chief Executive Officer Melbourne, Australia31 October 2019

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Investment Rationale Our lead program, GDC-0084, was designed by Genentech, the world’s most successful cancer drug developer, and has completed a successful phase 1 human trial, showing it to be generally safe and providing signals of efficacy Company is well-financed, following a recent institutional placement, with new interim efficacy data from lead program expected in November 2019; pivotal study for registration expected to commence in 2020 1 2 3 4 Five clinical trials of GDC-0084 are currently underway at leading US hospitals, of which four are primarily funded by external parties, covering a broad range of primary and secondary brain cancers to provide multiple shots on goal GDC-0084 is a PI3K inhibitor, a well-validated and well-understood class of cancer therapies with four FDA-approved products; unique differentiating feature of GDC-0084 is the ability to cross the blood-brain barrier

Six ongoing clinical trials across two assets, lead program covers full range of brain cancers Glioblastoma Most common and most aggressive brain tumour Phase II NCT03522298 DIPG Highly aggressive childhood brain tumour Phase I NCT03696355 Brain Metastases Cancer that has spread from any primary tumour Phase II NCT03994796 Breast Cancer Brain Mets (combination with Herceptin®) Phase II NCT03765983 Brain Metastases (combination with radiotherapy) Phase I Platinum-Resistant Ovarian Ca. (combination with chemotherapy) Phase I NCT02903771 Primary Brain Cancer (brain cancer that begins in the brain) Secondary Brain Cancer (brain cancer that spreads from elsewhere in the body) Ovarian Cancer GDC-0084 Cantrixil Funded by Kazia Funded Primarily Through Partnerships and External Funding Funded by Kazia

Kazia has delivered all milestones to date, with multiple data read-outs expected over 6-12 months GDC-0084 Brain Cancer Cantrixil Ovarian Cancer Initial phase 1 data (dose escalation) presented at AACR Completion of recruitment to phase 1 (expansion cohort) ü Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2019 2020 Commence NCI-funded phase 2 Alliance study in brain mets ü Commence phase 1 study in brain mets with RTx at MSK ü Interim Data from phase 2 GBM study (SNO) Interim Data from phase 1 DIPG study Final Data from phase 2 GBM study Interim Data from phase 1 study (ESMO) Note: forward-looking milestones are forecast and indicative but subject to revision Interim Data from phase 2 BCBM study (provisional) Final Data from phase 1 study (AACR) ü ü ü

Glioblastoma (GBM) is the most common and most aggressive form of primary brain cancer Lung 14 million cancer cases per annum Breast Colon Prostate Stomach No clear cause or strong risk factors 3-4 months untreated survival 12-15 months average survival with treatment Any age, but most common in 60s Five-year survival 3 – 5% (breast cancer: 90%) Glioblastoma Multiforme 133,000 cases per annum worldwide Indicative Market Opportunity US$ 1.5 billion Sen. John McCain US politician Matt Price ABC journalist Stan Zemanek Media personality Andrew Olle ABC journalist Chris O’Brien, AO Surgeon

Temozolomide is only FDA-approved drug for GBM; it is ineffective in ~65% of cases

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles



~35% of patients respond to temozolomide

Extends overall survival from 15 to 22 months

~65% of patients don't respond to temozolomide

Extends overall survival from 12 to 13 months

GDC-0084 is being developed for the ~65% of newly-diagnosed GBM patients who will not respond to existing chemotherapy with temozolomide

For these patients, there is no effective pharmacological treatment currently available

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

Note: Temozolomide is only approved therapy for newly-diagnosed patients; Avastin (bevacizumab) is approved for use in recurrent setting

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KAZIA THERAPEUTICS

PI3K class is well-validated, but GDC-0084 is unique in its ability to cross the blood-brain barrier

GILEAD	BAYER	Verastem	NOVARTIS	KAZIA THERAPEUTICS
Zydelig (idelalisib)	Aliqopa (copanlisib)	Copiktra (duvelisib)	Piqray (alpelisib)	**GDC-0084**


Zydelig
Idelalisib

Aliqopa

Copiktra
(duvelisib) Capsules

PIQRAY
300 mg daily dose


Zydelig (idelalisib)	Aliqopa (copanlisib)	Copiktra (duvelisib)	Piqray (alpelisib)	GDC-0084
FDA Approved **July 2014** (blood cancers) [accelerated approval] ✓	FDA Approved **September 2017** (blood cancers) [accelerated approval] ✓	FDA Approved **October 2018** (blood cancers) [accelerated approval] ✓	FDA Approved **May 2019** (breast cancer) [accelerated approval] ✓	In phase II human trials under US FDA oversight (brain cancer)
Does not cross blood-brain barrier ✗	Does not cross blood-brain barrier ✗	Does not cross blood-brain barrier ✗	Does not cross blood-brain barrier ✗	Does cross blood-brain barrier ✓
Potentially fatal liver toxicity and diarrhoea ✗	Potentially fatal infections ✗	Potentially fatal infections & diarrhoea ✗	Limited toxicities to date ✓	Appears generally safe and well-tolerated thus far ✓

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KAZIA THERAPEUTICS

In GDC-0084 phase 1, 7 / 27 patients (26%) showed a ‘metabolic partial response’ on FDG-PET Analysis courtesy of Professor Ben Ellingson, UCLA Brain Tumor Imaging Laboratory Pre-Dosing On GDC-0084 Pre-Dosing On GDC-0084

Brain cancer represents a significant commercial opportunity for GDC-0084, with limited competition ~$1.5B+ market opportunity INDICATIVE Glioblastoma 12,500 patients p.a. in the US Brain Metastases (secondary brain cancer) Childhood Brain Cancers Other Adult Primary Brain Cancers Other Cancers with Disordered PI3K Pathway (e.g. breast, lung, blood) Path to Market Expansion Opportunities ‘Blue Sky’ Potential

Recent institutional placement leaves the company well funded for next round of data read-outs Market Capitalisation ~AU$ 30 million Listing NASDAQ: KZIA (1:10 ratio) ASX: KZA Share Price (AU$) KZA Current Assets$7.5 million (30 June 2019) Institutional Placement$4.0 million (October 2019) Funded for multiple value-driving data readouts during 4Q 2019 and 1H 2020 Successful placement in October 2019

Investment Rationale Our lead program, GDC-0084, was designed by Genentech, the world’s most successful cancer drug developer, and has completed a successful phase 1 human trial, showing it to be generally safe and providing signals of efficacy Company is well-financed, following a recent institutional placement, with new interim efficacy data from lead program expected in November 2019; pivotal study for registration expected to commence in 2020 1 2 3 4 Five clinical trials of GDC-0084 are currently underway at leading US hospitals, of which four are primarily funded by external parties, covering a broad range of primary and secondary brain cancers to provide multiple shots on goal GDC-0084 is a PI3K inhibitor, a well-validated and well-understood class of cancer therapies with four FDA-approved products; unique differentiating feature of GDC-0084 is the ability to cross the blood-brain barrier

www.kaziatherapeutics.com